UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_________________

SL INDUSTRIES, INC.
(Name of Subject Company (Issuer))
_________________

SL INDUSTRIES, INC.
(Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
_________________

COMMON STOCK, $0.20 PAR VALUE
(Title of Class of Securities)
_________________

784413106
(CUSIP Number of Class of Securities)
_________________

William T. Fejes
520 Fellowship Road, Suite A114
Mount Laurel, New Jersey 08054
(856) 727-1500
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Adam W. Finerman, Esq.
c/o Olshan Frome Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2289
_________________

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee (2)
$20,000,000	$2,324.00

(1)	Estimated for purposes of calculating the filing fee only. This amount is calculated as the aggregate maximum value of shares being purchased.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per $1,000,000 of Transaction Value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by SL Industries, Inc., a Delaware corporation (“SL Industries” or the “Company”), to purchase up to 512,820 shares of its common stock, par value $0.20 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $42.00 nor less than $39.00 per Share, net to the seller in cash, without interest.  The Company will select the lowest purchase price (in multiples of $0.25) within such price range that will allow it to purchase the maximum number of Shares having an aggregate purchase price not exceeding $20 million, or such fewer number of Shares as are properly tendered and not properly withdrawn.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase for cash dated March 27, 2015 (the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).  The information contained in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.  This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is SL Industries, Inc.  The address and telephone number of the Company are set forth under Item 3.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person and the subject company.  The address of the Company’s principal executive office is 520 Fellowship Road, Suite A114, Mount Laurel, New Jersey 08054.  The Company’s telephone number is (856) 727-1500.  The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Odd Lots; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Offer”);

•	Section 12 (“Effects of the Offer on the Market for the Shares; Registration under the Exchange Act”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Offer; Termination; Amendment”).

(b) The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under Section 16 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Not Applicable.

(b) Not Applicable.

Item 11.	Additional Information.

(a) The information set forth under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”), Section 10 (“Information About the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL INDUSTRIES, INC.

	By:	/s/ Louis J. Belardi
		Name:	Louis J. Belardi
		Title:	Chief Financial Officer

Dated: March 27, 2015

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(i)	Offer to Purchase, dated March 27, 2015.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 27, 2015.
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 27, 2015.
(a)(1)(vi)	Letter to Stockholders of SL Industries, Inc., dated March 27, 2015.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press release issued by SL Industries, Inc., dated March 27, 2015.
(b)(1)
Credit Agreement, dated August 9, 2012, by and among the Company, the Company’s subsidiaries, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto. Incorporated by reference to Exhibit 10.3 to the Company’s report on Form 10-Q for the fiscal quarter ended June 30, 2012.

(b)(2)
Amendment to Credit Agreement, dated March 11, 2013, by and among the Company, the Company’s subsidiaries, PNC Bank National Association, as administrative agent and lender, and the lenders from time to time party thereto, amending the Credit Agreement entered into as of August 9, 2012, by and among the Company, the Company’s subsidiaries, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 12, 2013.

(b)(3)
Second Amendment and Joinder to Credit Agreement and to Security Agreement, dated June 20, 2013, by and among the Company, subsidiaries of the Company, PNC Bank National Association, as administrative agent and lender, and the lenders from time to time party thereto, amending the Credit Agreement entered into as of August 9, 2012, by and among the Company, subsidiaries of the Company, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 20, 2013.

Exhibit Number	Description of Document

(b)(4)
Third Amendment and Joinder to Credit Agreement and to Security Agreement, dated September 15, 2014, by and among the Company, the Company’s subsidiaries, PNC Bank National Association, as administrative agent and lender, and the lenders from time to time party thereto, further amending the Credit Agreement and the Security Agreement entered into as of August 9, 2012, by and among the Company, the subsidiaries of the Company, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto. Incorporated by reference to Exhibit 10.1 to the Company’s report on Form 10-Q for the fiscal quarter ended September 30, 2014.

(b)(5)
Fourth Amendment to Credit Agreement, dated March 25, 2015, by and among the Company, the Company’s subsidiaries, PNC Bank National Association, as administrative agent and lender, and the lenders from time to time party thereto, amending the Credit Agreement entered into as of August 9, 2012, by and among the Company, the Company’s subsidiaries, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto.  Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 26, 2015.

(c)	Not applicable.
(d)(1)
Employment Agreement, dated June 29, 2010, between SL Industries, Inc. and William Fejes, Jr.  Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2010.

(d)(2)
Letter Agreement, dated June 29, 2010, between SL Industries, Inc. and William Fejes, Jr. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2010.

(d)(3)
2008 Incentive Stock Plan, as amended. Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-196403), filed with the Securities and Exchange Commission on May 30, 2014.

(d)(4)
Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, dated March 5, 2013. Incorporated by reference to form of Grant Letter and Agreement filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 29, 2011.

(d)(5)
Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, dated March 27, 2014. Incorporated by reference to form of Grant Letter and Agreement filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 29, 2011.

(d)(6)
Stock Option Agreement, dated March 27, 2014, between SL Industries, Inc. and William Fejes, Jr. Incorporated by reference to Exhibit 10.2 to the Company’s report on Form 10-Q for the fiscal quarter ended March 31, 2014.

Exhibit Number	Description of Document

(d)(7)
Stock Option Agreement, dated March 27, 2014, between SL Industries, Inc. and Louis J. Belardi. Incorporated by reference to Exhibit 10.3 to the Company’s report on Form 10-Q for the fiscal quarter ended March 31, 2014.

(d)(8)
Form of 2014 Restricted Shares Agreement, dated May 12, 2014, between the Company and each director of the Company. Form of Restricted Shares Agreement incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (Registration No. 333-196403), filed with the Securities and Exchange Commission on May 30, 2014.

(d)(9)
Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, dated February 26, 2015. Incorporated by reference to form of Grant Letter and Agreement filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 29, 2011.

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.